Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2012	2013	2014	2015	2016

Income (Loss) from Continuing Operations	$19,273	$70,606	$62,375	$(215,235)	$(215,235)
Plus (Less): Income Taxes (Benefit)	2,669	4,962	9,270	(5,633)	(39,458)
Fixed Charges	29,570	37,562	32,744	42,824	36,888
Less: Capitalized Interest	(5,524)	(12,801)	(8,396)	(4,955)	(4,955)
Earnings Before Fixed Charges	45,988	100,329	95,993	(182,999)	(222,760)
Fixed Charges:
Interest Expense	$23,244	$23,821	$23,332	$36,946	$33,486
Capitalized Interest	5,524	12,801	8,396	4,955	2,565
Estimated Portion of Rental Expense Equivalent to Interest	802	940	1,016	923	837
Total Fixed Charges	29,570	37,562	32,744	42,824	36,888

Ratio of Earnings to Fixed Charges	1.56	2.67	2.93	N/A	N/A

N/A – The ratio is less than 1.0. A deficiency of $259.6 million exists for the year ended December 31, 2016. The calculation of earnings includes $58.2 million of non-cash depreciation and amortization expense and $162.8 million of impairment charges. A deficiency of $225.8 million exists for the year ended December 31, 2015. The calculation of earnings includes $72.6 million of non-cash depreciation and amortization expense and $152.1 million of impairment charges.